EXHIBIT 1

ADP CHAIRMAN JOHN JONES SENDS LETTER TO STOCKHOLDERS

 Urges Stockholders to Protect the Value of Their Investment and Support the Ongoing Success of ADP by Voting to Re-elect All 10 ADP Director Nominees on the WHITE Proxy Card Today

ROSELAND, NJ, October 30, 2017 – ADP (NASDAQ: ADP) today announced that its Chairman of the Board John Jones sent a letter to stockholders urging them to vote on the WHITE proxy card to re-elect all of the Company’s 10 highly qualified and experienced directors at ADP’s November 7 Annual Meeting of Stockholders.

The letter to stockholders is available here and additional information related to ADP’s 2017 Annual Meeting of Stockholders can be found here.

The full text of the letter follows:

Dear Fellow ADP Shareholders,

As we approach the Annual Meeting on November 7, I wanted to offer my perspective as your independent Chairman on the important decision ADP shareholders face.

On behalf of the entire ADP Board, I want to thank our shareholders for the time you have spent engaging with us during this proxy contest. Your feedback has been important in reinforcing our decision to take Pershing Square’s challenge all the way to a vote. We appreciate your ongoing support.

When Pershing Square launched this proxy contest within a week of first contacting ADP, our first reaction, along with many of you, was one of surprise. After all, ADP is a puzzling activist target:
•	There is no underperformance -- ADP’s Total Shareholder Return exceeds the S&P 500 and comparable Human Capital Management (HCM) peers across all relevant measurement periods.
•	There is no lack of shareholder-focused capital return -- ADP has returned $11.3 billion of cash to shareholders through dividends and share repurchases from FY 2011 through FY 2017.
•	There are no governance concerns -- we have leading shareholder-friendly corporate governance and compensation practices as well as active shareholder engagement.
•	The Board is not stagnant -- we have added four new independent directors with technology and HCM experience since 2014 to create a board with a mix of tenure and fresh perspectives that is purpose-built to oversee ADP’s strategy and ongoing technology transformation.

Given ADP’s strong track record, Bill Ackman has focused his criticisms primarily on the company’s technology capabilities and the need to change its operating model to drive improved performance in the future. We were again surprised as neither he nor his director nominees have relevant experience in operating or transforming a technology-driven services business.

For the past five years, ADP has been executing on a technology-driven transformation that is central to our strategy -- and we have achieved real results. ADP is the largest HCM provider in the cloud, with 83% of our clients now on strategic cloud-based platforms. We’ve increased spending on R&D and innovation from $538 million in FY 2011 to $859 million in FY 2017. We were the first company to harness Big Data for HCM applications and develop mobile solutions – today we have the #1 HCM mobile app. We have transformed our products, operations and distribution within our Small Business Services (SBS), which achieved an 8.3% revenue CAGR and doubled margins from FY 2011 to FY 2017. We expect to benefit from a similar transformation in the mid- and up-markets as we continue to implement our product and technology strategy across those businesses.

This technology transformation at ADP did not happen on its own – Carlos Rodriguez spearheaded this effort, dating back to his time running ADP’s SBS. Under his leadership, SBS launched RUN, a payroll processing and tax software product, which has been one of ADP’s fastest growing platforms. Carlos’ focus on innovation, and ability to adapt to a rapidly evolving HCM market, were key factors in the Board’s decision to appoint him as Chief Executive Officer six years ago. Carlos’ track record as CEO speaks for itself: he has increased productivity and cost efficiency in the short-term and continued to make the right investments to drive revenue and earnings growth over the longer term, while maintaining annual client retention above 90% every year since FY 2011. On behalf of the full Board, we could not be more supportive of Carlos and the outstanding job he has done running ADP.

A central element of Pershing Square’s thesis is that massive margin increases are readily achievable. The Board regularly analyzes and debates appropriate margin targets, and ADP’s management has been acutely focused for years on prudently increasing margins. What Mr. Ackman fails to acknowledge is that ADP has delivered significant margin improvements since FY 2011 through technological innovation, rigorous cost discipline and productivity gains – and we expect to generate an additional 500 basis points of operational margin improvement from FY 2017 to FY 2020 along with an accelerated rate of profit growth.

I do think it’s important to set the record straight on the margin comparison Pershing Square has been making between ADP and CDK Global. While CDK has achieved margin expansion since its 2014 spin from ADP, it is a very different business that operates in the auto dealership technology market, with industry dynamics unlike the highly competitive and fragmented HCM market. Even so, when you analyze the two companies’ margins on a comparable basis by excluding pass-throughs, ADP’s adjusted EBIT margin is actually 200 basis points higher than CDK’s. Margin comparisons made between ADP and its smaller HCM software competitors don’t reflect the differences in geographic mix, scale and the broader variety of solutions that ADP provides to its clients.

Some have asked what would be the harm in adding Mr. Ackman to the ADP Board. As is evident from his actions as a director of J.C. Penney and other companies, we believe there is very real risk to your investment in having him on the ADP Board.

Mr. Ackman’s fund is incentivized to take on risk to generate the highest possible return for Pershing Square in the shortest period of time. Pershing Square has an aggressive incentive structure, even by hedge fund standards, taking 30% of returns in excess of 5%. This incentive structure – and Pershing Square’s significant ownership of derivatives that expire in less than three years – are fundamentally inconsistent with the long-term perspective of ADP management, our Board and our other shareholders.

It is also fair to acknowledge that Mr. Ackman’s track record is mixed, representing a range of outcomes from positive returns on companies that were significantly undervalued and underperforming their peers, to negative results including immense losses of market value, jobs and industry confidence. While Canadian Pacific generated significant short-term return by implementing a basic cost-cutting playbook, J.C. Penney is a highly relevant counter example.

Back in 2010, you may remember that Mr. Ackman was saying the same things about J.C. Penney as he is today about ADP: the magnitude of the margin opportunity is large, the company should be worth multiples of the current share price, and it needs a decisive strategy change as well as a new CEO. Mr. Ackman’s confidence in his approach despite his lack of retail operating experience resulted in a strategy that alienated loyal customers, hastened the failure of his hand-picked CEO, and drove a significant loss of J.C. Penney’s market value during Pershing Square’s involvement. Just as concerning was Mr. Ackman’s conduct as a director on J.C. Penney’s Board, where he leaked confidential Board communications, that resulted in J.C. Penney’s board publicly describing his actions as “disruptive and counterproductive.” Mr. Ackman resigned from the board shortly thereafter.

Ask yourself the following question: “What about Mr. Ackman’s track record suggests he is capable of making complicated judgments about ADP?” With more than 700,000 sophisticated clients, the broadest range of HCM solutions and international operations across over 110 countries, ADP is certainly not a simple business, and neither Mr. Ackman nor his other director nominees have experience that aligns with its complexity.

We are pleased that Institutional Shareholder Services (ISS) recognized the quality of the company’s execution and the board’s stewardship by recommending shareholders vote on the WHITE proxy card to re-elect all but one of the Company’s directors rather than any of Mr. Ackman’s nominees. We believe ISS erred in not also recommending support for director Eric Fast. Mr. Fast is a valuable member of our Board who epitomizes ADP’s core value of “Integrity is Everything.” His deep financial, transactional, risk management and accounting experience are extremely important skills for the Board, and his leadership as Chair of the Board’s Audit Committee and member of the Compensation Committee contributes the expertise and tenured perspective necessary to support ADP’s financial performance and strategic execution. The Board unanimously supports Mr. Fast’s nomination for re-election at this meeting.

Throughout this proxy contest, we have tried to be dispassionate and address Pershing Square’s criticisms on the merits. However, we cannot ignore the risks embedded in an aggressive cost cutting and restructuring strategy. Nor can we ignore the risk of having a director on the Board who cares most about creating an immediate margin improvement and stock price catalyst, at the expense of ADP’s long-term financial stability and client retention.

In summary, your vote is really about whether ADP has the right Board and the right strategy. Your Board believes that Pershing Square’s focus on massive short-term margin increases is the wrong answer for ADP.  However, despite our fundamental disagreement with Mr. Ackman on the degree and pace of change, we do acknowledge that we have more work to do. I assure you that our Board and the management team are laser-focused on balancing growth and efficiency for ADP over the long term and delivering on our commitment to continue generating superior and sustainable shareholder value. We believe our plan is aggressive in driving financial performance without compromising our future growth trajectory, technology transformation, or client service, which together represent the core of everything we believe in at ADP.

We are grateful to have had the opportunity to engage with you about the future direction of ADP, and we thank you for your support.

Sincerely,

John Jones
Chairman of the Board

Your Vote Is Important, No Matter How Many or How Few Shares You Own

Please vote today online, by phone or by mail by following the directions on your WHITE proxy card.

If you have questions, or need assistance in voting your shares, please contact:

INNISFREE M&A INCORPORATED

Shareholders Call Toll-Free:
(877) 750-0510

Banks and Brokers Call Collect:
(212) 750-5833

REMEMBER:

Discard any Gold proxy card that you may receive from Pershing Square.

Returning a Gold proxy card — even if you “withhold” on Pershing Square’s nominees — will revoke any vote you had previously submitted on ADP’s WHITE proxy card.

About ADP (NASDAQ: ADP)
Powerful technology plus a human touch. Companies of all types and sizes around the world rely on ADP cloud software and expert insights to help unlock the potential of their people. HR. Talent. Benefits. Payroll. Compliance. Working together to build a better workforce. For more information, visit ADP.com.

ADP, the ADP logo and ADP A more human resource are registered trademarks of ADP, LLC. All other marks are the property of their respective owners.

Copyright © 2017 ADP, LLC. All rights reserved.

ADP-Media

SAFE HARBOR STATEMENT
This document and other written or oral statements made from time to time by ADP may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like “expects,” “assumes,” “projects,” “anticipates,” “estimates,” “we believe,” “could,” “is designed to” and other words of similar meaning, are forward-looking statements. These statements are based on management’s expectations and assumptions and depend upon or refer to future events or conditions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements or that could contribute to such difference include: ADP's success in obtaining and retaining clients, and selling additional services to clients; the pricing of products and services; compliance with existing or new legislation or regulations; changes in, or interpretations of, existing legislation or regulations; overall market, political and economic conditions, including interest rate and foreign currency trends; competitive conditions; our ability to maintain our current credit ratings and the impact on our funding costs and profitability; security or privacy breaches, fraudulent acts, and system interruptions and failures; employment and wage levels; changes in technology; availability of skilled technical associates; and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. These risks and uncertainties, along with the risk factors discussed under “Item 1A. - Risk Factors” in our Annual Report on Form 10-K should be considered in evaluating any forward-looking statements contained herein.

ADDITIONAL INFORMATION
ADP, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders in connection with the matters to be considered at the Company’s 2017 Annual Meeting. The Company has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from Company shareholders. COMPANY SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement and other materials to be filed with the SEC. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC for no charge at the SEC’s website at www.sec.gov. The proxy statement and other relevant documents filed by ADP with the SEC are also available, without charge, by directing a request to ADP’s proxy solicitor, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022; call toll-free:(877) 750-0510 or call collect: (212) 750-5833.Copies will also be available at no charge at the Company’s website at www.adp.com.

CONTACTS:

Investors:

Christian Greyenbuhl
(973) 974-7835
Christian.Greyenbuhl@adp.com

Byron Stephen
(973) 974-7896
Byron.Stephen@adp.com

Media:
Michael Schneider
(973) 974-5678 office
(973) 868-1000 mobile
Michael.Schneider@adp.com

George Sard/Jared Levy/Liz Zale
Sard Verbinnen & Co
(212) 687-8080
ADP-SVC@sardverb.com